Exhibit 1

FOR IMMEDIATE RELEASE	25 JUNE 2013

WPP PLC (“WPP”)

Hill + Knowlton Strategies acquires digital content creator Group SJR

WPP announces that its wholly owned operating company, Hill + Knowlton Strategies has acquired SJR Group LLC (“Group SJR”). Group SJR develops and creates digital content enabling marketers to build brands and cultivate audiences.

Group SJR was founded in 2004 and is based in New York with an office in Los Angeles. Group SJR’s unaudited revenues for the year ended 31 May 2013 were $13.6 million. Clients include the Motion Picture Association of America, TED, GE, Xerox and Dell. The company employs 50 people.

This investment continues WPP’s strategy of strengthening the Group’s capabilities in digital media and in content development that goes beyond traditional public relations and public affairs. WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. The Group is targeting 35-40% of revenues for digital in the next five years. Public relations and public affairs were $1.5 billion in 2012 and represented 9% of total Group revenues of $16.5 billion.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239

About WPP

WPP is the world’s largest communications services group with billings of $70.5 billion and revenues of $16.5 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; data investment management; public relations and public affairs; branding and identity; healthcare and specialist communications, including direct, digital and interactive. The company employs over 165,000 people (including associates) in over 3,000 offices across 110 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2013 Cannes Lions International Festival of Creativity for the third year running. WPP was also named, for the second consecutive year, the World’s Most Effective Holding Company in the 2013 Effie Effectiveness Index, which recognizes the effectiveness of marketing communications. In 2013 another leading industry competition, the One Show, recognized WPP as its Holding Company of the Year at its 40th Annual One Show Awards, the first time the One Club recognized creative excellence at the parent company level.